SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        Quest Diagnostics Incorporated
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   74834L100
                                (CUSIP Number)

                            Donald F. Parman, Esq.
                        SmithKline Beecham Corporation
                              One Franklin Plaza
                             200 North 16th Street
                            Philadelphia, PA 19102
                                (215) 751-7633

                                with a copy to

                              Susan Webster, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                August 16, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 11 Pages

 CUSIP No.        74834L100


   1      Names of Reporting Persons
          Identification Nos. of Above Persons (entities only)

          SmithKline Beecham plc (EIN No. 98-0101920)

          Check the Appropriate Box if a Member of a Group (See Instructions)
   2      (a) [ ]
          (b) [ ]

   3      SEC Use Only

   4      Source of Funds (See Instructions)
          OO

   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             [ ]

   6      Citizenship or Place of Organization
          England

       Number of                         Sole Voting Power
         Shares                     7    0
      Beneficially
     Owned by Each                       Shared Voting Power
       Reporting                    8    12,564,336
      Person with

                                         Sole Dispositive Power
                                    9    0

                                         Shared Dispositive Power
                                   10    12,564,336


          Aggregate Amount Beneficially Owned by Each Reporting Person
   11     12,564,336

          Check Box if the Aggregate Amount in Row (11) Excludes
   12     Certain Shares (See Instructions)                          [ ]

          Percent of Class Represented
          by Amount in Row (11)
   13     29.2%

          Type of Reporting Person (See Instructions)
   14     CO


                              Page 2 of 11 Pages

Item 1.        Security and Issuer.

               (a) This Schedule 13D relates to common stock, $0.01 par value per share, of Quest Diagnostics Incorporated (the "Shares").

               (b) The issuer is Quest Diagnostics Incorporated, a Delaware corporation (the "Issuer").

               (c) The address of the issuer's principal executive office is One Malcolm Avenue, Teterboro, New Jersey 07608.


Item 2.        Identity and Background.

               (a) This statement is filed by SmithKline Beecham plc, a public limited company organized under the laws of England (the "Company"). The Company's principal activities are the discovery, development, manufacture and marketing of pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products.

               (b) The address of the principal business offices of the Company is New Horizons Court, Brentford, Middlesex TW8 9EP, England.

               (c) Set forth in Schedule I to this Schedule 13D ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

               (d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

               (e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) The citizenship of each executive officer and director of the Company is set forth in Schedule I.

Item 3.        Source and Amount of Funds or Other Consideration.

               See Item 4 below.


Item 4.        Purpose of Transaction.

               (a)-(b) On August 16, 1999, pursuant to a Stock and Asset Purchase Agreement among the Company, SmithKline Beecham Corporation, a Pennsylvania corporation and an indirect wholly owned subsidiary of the Company and the Issuer dated as of February 9, 1999, as amended (the "Stock and Asset Purchase Agreement"), the Issuer acquired (i) all of the outstanding stock of SBCL, Inc. ("SBCL") which owns the United States clinical laboratories testing business of the Company and (ii) the clinical laboratories business of the Company and its affiliates outside of the United States, including the clinical

                              Page 3 of 11 Pages
trials segment of the business. For these businesses, and the related agreements, the Issuer paid to the Company a purchase price comprised of 12,564,336 Shares and $1.025 billion in cash, subject to post-closing adjustment. The foregoing is qualified in its entirety by reference to (i) the copy of the Stock and Asset Purchase Agreement included as Exhibit 1 to this
Schedule 13D and (ii) Amendment No. 1 to the Stock and Asset Purchase Agreement, dated as of August 16, 1999, included as Exhibit 2 to this Schedule 13D, each incorporated herein in its entirety by reference.

               In connection with the foregoing transaction, the Company and the Issuer also entered into a Stockholders Agreement, dated August 16, 1999 (the "Stockholders Agreement"), pursuant to which the Company has agreed to several restrictions on its actions with respect to the Issuer and the Shares, including its rights to acquire, dispose of , vote or transfer Shares and the Issuer has granted the Company representation on the Issuer's Board of Directors ("Board"). See Item 5(b) below for a more detailed description of the Stockholders Agreement.

               (c) Not applicable.

               (d) The Issuer has granted the Company representation on the Issuer's Board. See the caption "Representation on the Issuer's Board of Directors" under Item 5(b) below.

               (e) On August 16, 1999, the Issuer issued 12,564,336 Shares for delivery to the Company pursuant to the transaction described in Item 4(a)-(b) above.

               (f) Not applicable.

               (g) The Company holds 29.2% of the Shares and pursuant to the Stockholders Agreement has agreed to certain restrictions on its ability to acquire, dispose of, vote or transfer Shares. These circumstances may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Shares. See Item 5(b) below.

               (h) Not applicable.

               (i) Not applicable.

               (j) Other than as described above, the Company has no other plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D.


Item 5.        Interest in Securities of the Issuer.

               (a) Pursuant to the transaction described in Item 4(a)-(b) above, the Company beneficially owns 12,564,336 Shares. Such Shares constitute approximately 29.2% of the issued and outstanding Shares as of the date of filing hereof.

               (b) Pursuant to the Stockholders Agreement, the Company has agreed to several restrictions on its actions including its rights to acquire, dispose of, vote or transfer Shares and the Issuer has granted the Company representation on the Issuer's Board. The provisions of the Stockholders Agreement are described in more detail below.


                              Page 4 of 11 Pages

          Representation on the Issuer's Board of Directors

          The Issuer has agreed to increase the size of its Board from seven to nine directors and to fill the vacancies created with two individuals designated by the Company. One designee must be independent of the Company and the Issuer, and both designees must be reasonably acceptable to the Issuer. The Company may continue to designate two directors as long as it owns at least 20% of the outstanding Shares, and one director as long as it owns at least 10%, but less than 20%, of the outstanding Shares.

               As long as the Company holds at least 10% of the outstanding Shares, at least one of its designated directors will be a member of each committee of the Board other than the Executive Committee. The Company director on the Audit and Finance Committee will be the director who is independent of the Company and the Issuer.

               As long as the Company owns at least 20% of the outstanding Shares, the Board will not consist of more than ten directors unless the Company is given the opportunity to designate one additional director independent of the Company and the Issuer. The Issuer is not required to give the Company this opportunity if then current accounting principles and practices generally accepted in the United Kingdom do not require the Company to have an additional director on the Board in order to maintain equity accounting for its interest in the Issuer, or if the Company's total percentage ownership of Shares falls below 20% at any time prior to the time of determination.

          Voting Restrictions and Appraisal Rights

               During the ten-year period beginning on August 16, 1999 or, if earlier, until the date on which the Company owns less than 10% of the Shares outstanding, the Company will (1) so long as the Board includes at least one Company director, vote its Shares in favor of nominees or directors designated by the Board and (2) on votes relating to other matters, either vote all of its Shares as recommended by the Board or in proportion to the votes cast with respect to the Shares not owned by the Company.

               Notwithstanding the above restrictions and except in connection with an offer from a third party as described below under "-Third Party Offers," the Company may vote its Shares at its discretion on:

          o any amendment to the Issuer's restated certificate of incorporation which either results in any one person or group owning more than 50% of the outstanding Shares or, in any way, affects the Company adversely in a manner that is different from the other holders of Shares;

          o any recapitalization, restructuring or similar transaction or series of transactions involving the Issuer which results in any one person or group owning more than 50% of the outstanding Shares;

          o any dissolution or complete or partial liquidation of the Issuer, or similar arrangement;

          o any merger, consolidation or other business combination of the Issuer which results in any one person or group owning more than 50% of the outstanding Shares,

          o any issuance of Shares which results in any one person or group owning more than 50% of the outstanding Shares, or

                              Page 5 of 11 Pages

          o any transfer of all or substantially all of the assets of the Issuer.

               In the Stockholders Agreement, the Company has agreed not to exercise any appraisal or dissenters' rights it may otherwise have under the Delaware General Corporation Law or as a result of any of the transactions described in the prior paragraph.

               These restrictions will cease to apply if the Company's ownership of Shares decreases below 10% of the outstanding Shares during the ten-year period, but these restrictions will be reinstated if, prior to the expiration of the ten-year period, the Company subsequently increases its ownership to 10% or more of the outstanding Shares.


          Restrictions on Actions of the Company

               In the Stockholders Agreement, the Company has agreed that, during the ten-year period beginning on August 16, 1999 or, if earlier, until the date on which the Company owns less than 10% of the Shares outstanding, unless otherwise approved by a majority of the Issuer's directors who are independent of the Company and the Issuer, the Company will not:

          o acquire or offer to acquire any Shares if the acquisition would increase the Company's ownership of Shares to greater than 29.5%;

          o acquire or offer to acquire all or substantially all of the assets of the Issuer;

          o solicit, or participate in any solicitation of, proxies with respect to any Shares, or become a participant in a solicitation in opposition to any matter that has been recommended by a majority of the Issuer's directors or in favor of any matter that has not been approved by a majority of the Issuer's directors, or that is not an offer from a third party that has been approved by two-thirds of the Issuer's independent directors;

          o seek or solicit support for any written consent of stockholders of the Issuer in opposition to any matter that has been recommended by a majority of the Issuer's directors or in favor of any matter that has not been approved by a majority of the Issuer's directors, or that is not any offer from a third party that has been approved by two-thirds of the Issuer's independent directors;

          o propose or solicit stockholders of the Issuer for the approval of one or more stockholder proposal in opposition to any matter that has been recommended by a majority of the Issuer's directors or in favor of any matter that has not been approved by a majority of the Issuer's directors, or that is not an offer from a third party that has been approved by two-thirds of the independent directors;

          o    take any other action to seek control of the Issuer; or

          o refrain from taking other actions set forth in the Stockholders Agreement.

               These restrictions will cease to apply if the Company's ownership of Shares decreases below 10% of the outstanding Shares during the ten-year period, but these restrictions will be reinstated if, prior to the expiration of the ten-year period, the Company subsequently increases its ownership to 10% or more of the outstanding Shares.

                              Page 6 of 11 Pages

          Transfer Restrictions

               In the Stockholders Agreement, the Company has agreed that during the period beginning on August 16, 1999 and continuing for 18 months, it will not transfer any Shares, except to an wholly owned subsidiary of the Company, as permitted by the Company's "piggy-back" registration rights or in connection with an offer from a third party as described below under the caption "-Third Party Offers". Following the 18-month period, as long as the Company is governed by the Stockholders Agreement, the Company will not transfer its Shares except:

          o with the prior approval of a majority of the Issuer's directors who are independent of the Company and the Issuer, subject to a right of first refusal of the Issuer described below;

          o in connection with a public offering registered under the Securities Act of 1933;

          o according to Rule 144 under the Securities Act of 1933, excluding any transfer under Rule 144A;

          o to a person or group that is permitted to file a Schedule 13G under the Securities Exchange Act of 1934 and that, after giving effect to the transfer, would beneficially own Shares representing in the aggregate less than 5% of the outstanding Shares; or

          o in a transaction that would be permitted under the terms of the Stockholders Agreement during the initial 18-month period.

               During the ten-year term of the Stockholder Agreement (unless the Company owns less than 10% of the Shares) it will not transfer its Shares without first giving the Issuer the opportunity to purchase such Shares at the same price and on the same terms as the Company could otherwise obtain.

          Third Party Offers

               The Stockholders Agreement sets forth restrictions on the Company's response to third party offers. For this purpose, a third party offer is an offer to enter into a tender offer, merger or sale of all or substantially all of the Issuer's assets or any similar transaction that offers each holder of Shares an opportunity to dispose of all Shares owned by each holder or otherwise contemplates the acquisition of all Shares owned by each holder by a person other than the Company and that does not treat the Company differently than other holders of Shares. The restrictions on the Company are as follows:

          o if the Issuer is the subject of a third party offer that is approved by two-thirds of the directors of the Issuer who are independent of the Company and the Issuer, the Company must, within ten days after receiving notice of the offer, either (1) offer to enter into a transaction of at least equal value, and on substantially the same terms, as the third party offer, or
               (2) support the third party offer;

          o if the Issuer is the subject of a third party offer that is approved by a majority, but less than two-thirds, of the directors of the Issuer who are independent of the Company and the Issuer, the Company may support the

                              Page 7 of 11 Pages
               transaction, vote in favor of the transaction or tender or sell its Shares to the person making the offer; or

          o if the Issuer is the subject of a third party offer that is not approved by a majority of the directors of the Issuer who are independent of the Company and the Issuer, the Company may not support the transaction, vote in favor of the transaction or tender or sell its Shares to the person making the offer.

          Demand and Piggy-back Registration Rights

               The Company is entitled to demand that the Issuer register its Shares four times (demand registration rights). At any time following the initial 18-month restriction period, the Company may use one of its demand registration rights to request that the Issuer file a shelf registration statement that will remain effective for at least two years. The Company is also entitled to participate in registered offerings initiated by the Issuer or a third party (piggyback registration rights). All expenses incurred in connection with each registration, excluding underwriters' discounts and commissions, will be paid by the Issuer.

               The foregoing is qualified in its entirety by reference to the copy of the Stockholders Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

               (c) The Company has not effected any transaction in Shares during the past 60 days, except as disclosed herein.

               (d) Not applicable.

               (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               See Items 4 and 5 above.


Item 7.        Material to Be Filed as Exhibits.

Exhibit 1:     Stock and Asset Purchase Agreement

Exhibit 2: Amendment No. 1 to the Stock and Asset Purchase Agreement, dated as of August 16, 1999

Exhibit 3:     Stockholders Agreement


                              Page 8 of 11 Pages

                                   Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 25, 1999

                                   SMITHKLINE BEECHAM PLC


                                    by: /s/ Donald F. Parman
                                        ------------------------------
                                        Name:   Donald F. Parman
                                        Title:  Authorized Signatory


                              Page 9 of 11 Pages

                                                                    SCHEDULE I



                                                    Principal
                                                  Occupation or
        Names           Business Address           Employment           Citizenship

Paul Allaire          Xerox Corporation        Chief Executive          United States of
                      P.O Box 1600             Officer, Xerox           America
                      Stamford, CT 06904       Corporation

Andrew Bonfield       SmithKline Beecham       Chief Financial Officer, United Kingdom
                      One Franklin Plaza       SmithKline Beecham
                      Philadelphia, PA 19101   plc

Sir John Browne       BP Amoco plc             Chief Executive          United Kingdom
                      Britannic House          Officer, BP Amoco plc
                      1 Finsbury Circus
                      London EC2M 7BA

Dr. Jean-Pierre       SmithKline Beecham       Chief Operating          France/ United States of
Garnier               One Franklin Plaza       Officer, SmithKline      America
                      Philadelphia, PA 19101   Beecham plc

Sir Christopher Hogg  Reuters Holdings plc     Chairman, Reuters        United Kingdom
                      85 Fleet Street          Group plc
                      London, EC4P 4AJ

Baroness Gloria       House of Lords           Deputy Speaker, House    United Kingdom
Hooper                London, SW1A 1DH         of Lords

Jan Leschly           SmithKline Beecham       Chief Executive          Denmark
                      One Franklin Plaza       Officer, SmithKline
                      Philadelphia, PA         Beecham plc
                      19101

Ambassador Donald     IRC Group                Professor, Georgetown    United States of
McHenry               1320 19th Street, N.W.   University               America
                      Suite 410
                      Washington, DC20036

Dr. George H. Poste   SmithKline Beecham       Chief Science &          United Kingdom/
                      One Franklin Plaza       Technology Officer,      United States of
                      Philadelphia, PA 19101   SmithKline Beecham       America
                                               plc

Sir Ian Prosser       Bass plc                 Chairman and Chief       United Kingdom
                      20 North Audley Street   Executive Officer, Bass
                      London W1Y 1WE           plc

Dr. Lucy Shapiro      724 Esplanda Way         Professor, Stanford      United States of
                      Stanford, CA 94305       University               America

Sir Peter Walters     64 Chester Square        Chairman, Board of       United Kingdom
                      London, SW1 W 9EA        Directors, SmithKline
                                               Beecham plc
Dr. Tadataka Yamada   SmithKline Beecham       Chairman, Research       United States of
                      One Franklin Plaza       and Development,         America
                      Philadelphia, PA 19101   Pharmaceuticals,
                                               SmithKline Beecham
                                               plc


                      Page 10 of 11 Pages



John A. Young         Hewlett Packard          Former President and     United States of
                      3200 Hillview Avenue     Chief Executive          America
                      Palo Alto, CA 94304      Officer, Hewlett
                                               Packard

James R. Beery        SmithKline Beecham       Senior Vice President,   Unites States of
                      One Franklin Plaza       General Counsel and      America
                      Philadelphia, PA 19101   Corporate Secretary,
                                               SmithKline Beecham
                                               plc


                            Page 11 of 11 Pages